SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ______________________

                                    FORM 6-K

                           REPORT OF A FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE MONTH OF NOVEMBER 2003

                             ______________________

                               ASML HOLDING N.V.

                                  De Run 6501
                               5504 DR Veldhoven
                                The Netherlands
                    (Address of principal executive offices)
                             ______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

99.1 "ASML to Redeem 4.25% Convertible Subordinated Notes 1999 due 2004," dated November 4, 2003.

99.2     "ASML Updates Market on Innovations and Operations," dated November
         12, 2003.

99.3 "Dainippon Screen and ASML collaborate on Photolithography Processes and Performance," dated November 19, 2003.

99.4     "ASML and TEL Form Strategic Alliance," dated November 25, 2003.

99.5     "Closing Comments by Doug Dunn", presentation dated November 13, 2003.

99.6 "Toward Operational Excellence by Stuart McIntosh," presentation dated November 13, 2003.

99.7 "ASML Lithography Markets & ASML's Growth Opportunites by Boudewijn Sluijk and Rob Verstraelen," presentation dated November 13, 2003

99.8 "Maskless Lithography Introduction by Bert Koek," presentation dated November 13, 2003.

99.9 "Value Sourcing Philosophy and Implementation by Henk Scheepers," presentation dated November 13, 2003.

99.10 "Road Map Update by Martin van den Brink," presentation dated November 13, 2003."

99.11 "XT1250/Twinscan Value of Ownership by Peter Jenkins," presentation dated November 13, 2003.

99.12 "157nm Imaging Project Review by Kurn Rowe," presentation dated November 13, 2003.

99.13 "Immersion Lithography Review by Kurt Ronse," presentation dated November 13, 2003.

         "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ASML HOLDING N.V. (Registrant)

Date:  December 18, 2003                 By:    /s/ Peter T.F.M. Wennink
                                               ---------------------------------
                                               Peter T.F.M. Wennink
                                               Executive Vice President
                                               and Chief Financial Officer